BD 3/11

08029751

ITEDSTATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38186

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fund Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 Scalp Avenue
(No. and Street)

Johnstown (City) PA (State) 15904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Mulhearn (814) 269-4890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tranquillo, Victor R.
(Name – *if individual, state last, first, middle name*)

211 East Sample Street (Address) Ebensburg (City) PA (State) 15931 (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/18

Fund Investors, Inc.

Financial Statements

December 31, 2007 and 2006

Victor R. Tranquillo

Certified Public Accountant

Independent Auditor's Report

Board of Directors
Fund Investors, Inc.

I have audited the accompanying statements of financial condition of Fund Investors, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Fund Investors, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Victor R. Tranquillo
February 26, 2008

Fund Investors, Inc.

Table of Contents

Fund Investors, Inc.

Statements of Financial Condition
December 31, 2007 and 2006

ASSETS

	2007	2006
Current Assets:		
Cash	$ 20,968	$ 25,465
Accounts Receivable	13,403	1,190
Securities Owned, at estimated fair value	14,847	9,237
Prepaid Expenses	3,640	2,070
Total Current Assets	52,858	37,962
Property and Equipment		
Office Equipment	5,890	5,858
Less: Accumulated Depreciation	(5,864)	(5,813)
Net Property and Equipment	26	45
Total Assets	$ 52,884	$ 38,007

LIABILITIES & STOCKHOLDER'S EQUITY

	2007	2006
Current Liabilities:		
Commissions Payable	9,206	278
Income Taxes Payable	169	377
Total Current Liabilities	9,375	655
Noncurrent Liabilities:		
Deferred tax liability	2,713	1,395
Total Liabilities	$ 12,088	$ 2,050
Stockholder's Equity:		
Common Stock	6,000	6,000
Retained Earnings	34,796	29,957
Total Stockholder's Equity	40,796	35,957
Total Liabilities and Stockholder's Equity	$ 52,884	$ 38,007

The accompanying notes are an integral part of these financial statements.

Fund Investors, Inc.

Statements of Income

For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenue:		
Commissions Earned	$ 265,678	$ 213,081
Interest Income	798	731
Other Income	35,000	-0-
Gains or Losses on firm securities investment account	4,292	(1,008)
Total Revenues	305,768	212,804
Expenses:		
Employee Compensation	252,739	175,142
Payroll Taxes and Benefits	35,098	24,223
Occupancy	10,455	9,681
Dues, Licenses and Fees	2,468	3,159
Total Expenses	300,760	212,205
Income Before Income Taxes	5,008	599
Provision for Income Taxes	169	377
Net Income	$ 4,839	$ 222

The accompanying notes are an integral part of these financial statements.

Fund Investors, Inc.

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2007 and 2006

	2007	2006
Retained Earnings – January 1	$ 29,957	$ 29,735
Net Income	4,839	222
Retained Earnings – December 31	$ 34,796	$ 29,957

The accompanying notes are an integral part of these financial statements.

Fund Investors, Inc.

Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities:		
Net Income	$ 4,839	$ 222
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	51	954
Unrealized Gain (Loss) on Marketable Securities	(5,610)	1,317
Deferred Income Tax	1,318	(309)
(Increase) Decrease in:		
Accounts Receivable	(12,213)	314
Prepaid Expenses	(1,570)	200
Increase (Decrease) in:		
Accounts Payable	-0-	(5,000)
Commissions Payable	8,928	(227)
Corporate Taxes Payable	(208)	(212)
Net Cash (Used) Provided by Operating Activities	(4,465)	(2,741)
Cash Flows From Investing Activities		
Purchase of Office Equipment	(32)	(687)
Net Cash Used by Investing Activities	(32)	(687)
Net Increase (Decrease) in Cash	(4,497)	(3,428)
Cash at Beginning of Year	25,465	28,893
Cash at End of Year	$ 20,968	$ 25,465
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for Income Taxes	$ 377	$ 692

The accompanying notes are an integral part of these financial statements.

Fund Investors, Inc.

Notes to Financial Statements

Significant Accounting Policies

Nature of Operations

Fund Investors, Inc. is a broker dealer registered with the National Association of Securities Dealers (NASD). It is a Pennsylvania corporation engaged in the sale of mutual fund shares. The Company does not hold customer accounts.

Commission Recognition

Commissions earned on new accounts are recorded on trade date with appropriate receivable being accrued. Commissions paid to registered representatives on new accounts are accrued at the time of application.

Recurring commissions from direct customer deposits as well as maintenance fees from mutual fund families are recorded when received since they are not readily identifiable. Corresponding commissions payable to registered representatives are not recorded until the commission is received.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and all highly liquid investments with an original maturity of three months or less. At December 31, 2007and 2006, the Company had no cash equivalents.

Income Taxes

Deferred taxes are provided on the difference between earnings for financial statement purposes and earnings for income tax return purposes.

Securities Owned

In April 2000, Fund Investors, Inc. purchased 300 shares of common stock in "The NASDAQ Stock Market, Inc.," a private placement. These shares are carried at fair value. Unrealized gains and losses on investment securities are based on the difference between book value and fair value. These gains and losses are credited or charged to other comprehensive income, whereas unrealized gains and losses are recognized in Fund Investors, Inc.'s net income.

Capital Stock

The authorized, issued, and outstanding shares of capital stock at December 31, 2007, were as follows:

Common Stock	Preferred Stock
$10 par value 100,000 shares authorized 600 shares issued and outstanding	$10 par value 100,000 shares authorized No shares issued

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $34,556, which was $29,556 in excess of its required capital of $5,000. The Company's net capital ratio was .35 to 1 and .07 to 1 for 2007 and 2006, respectively.

SEC Rule 15C3-3 Exemption

Fund Investors, Inc.'s transactions are limited to the sale and redemption of registered investment company shares. In addition, the Company promptly transmits all funds received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, Fund Investors, Inc. is exempt from the provisions of Rule 15C3-3 as provided in subsections 15C3-3K(1).

Liabilities Subordinated to Claims of General Creditors

Fund Investors, Inc. had no subordinated liabilities at December 31, 2007 and 2006, or any time during the years then ended.

Pension Plan

Fund Investors, Inc. has a qualified, non-contributory defined contribution profit sharing plan. Contributions to this Plan are discretionary and are determined annually by the Board of Directors. Employees are immediately vested in all contributions made on their behalf.

Contributions to the Plan amounted to $29,212 for 2007 and $21,210 for 2006.

Income Taxes

The income tax provision consists of the following:

	2007	2006
Current federal and state income taxes	$ 169	$ 377
Deferred income taxes	2,713	1,395
	$ 2,882	$ 1,772

Deferred income taxes arise primarily from temporary differences relating to unrealized gains and losses on investment securities.

Other Income

This amount represents a one time special payment received as a result of the consolidation of NASD and NYSE Member Regulation.

Subsequent Event

Effective January 1, 2008, the sole shareholder of Fund Investors, Inc. transferred 100% ownership to another licensed principal.

Concentrations of Credit Risk

The Company is engaged in the sale of mutual fund shares for which it receives commissions. Future income of the corporation is dependent upon the fee structure as approved by the various fund families with which the Company maintains sales agreements.

Focus Report

There are no material differences in net capital as reported on Fund Investors, Inc.'s 2007 Focus Report and the accompanying financial statements.

Transactions with Related Party

Effective January 1, 1996 the partnership, of which Eugene Long, the sole shareholder of Fund Investors, Inc. is a partner, incorporated. The two corporations are not affiliated; however, they are operating under the common paymaster rules. As such, employees common to both corporations are subject to one limit for payroll tax liability calculations.

Additionally, the Company has adopted the same pension plan as its common paymaster corporation.

All payroll expenses and related costs are paid out of Long, Mulhearn & Criste P.C. Fund Investors, Inc. reimburses the common paymaster corporation for its share of all such costs.

Fund Investors, Inc.

Schedule I

Computation of Net Capital under Rule 15C3-1
Of the Securities and Exchange Commission
As of December 31, 2007 and 2006

	2007	2006
Net Capital:		
Total Stockholder's Equity	$ 40,796	$ 35,957
Stockholder's Equity Not Allowable for Net Capital	0	0
Stockholder's Equity Qualified for Net Capital	40,796	35,957
Deductions:		
Nonallowable Assets:		
Office Equipment, Net	26	45
Other Assets	3,640	2,850
	3,666	2,895
Net Capital Before Haircuts on Securities Position	37,130	33,062
Haircuts on Securities	(2,574)	(1,717)
Net Capital	34,556	31,345
Aggregate Indebtedness:		
Accounts Payable	$ 9,206	$ 278
Accrued Corporate Taxes	2,882	1,772
Total Aggregate Indebtedness	$ 12,088	$ 2,050
Computation of Basic Net Capital Requirement:		
Minimum Capital Required	$ 5,000	$ 5,000
Excess Net Capital at 1500%	$ 29,556	$ 26,345
Excess Net Capital at 1000%	$ 33,347	$ 31,140
Ratio: Aggregate Indebtedness to Net Capital	.35 to 1	. 07 to 1

Victor R. Tranquillo

Certified Public Accountant

Independent Auditor's Report
On Internal Control Structure Required
By SEC Rule 17A-5

Board of Directors
Fund Investors, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Fund Investors, Inc. for the year ended December 31, 2007, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for the customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2008

END